================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                    FORM 11-K

                         ------------------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the year ended December 31, 2001


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


     For the transition period from ___ to ___

     Commission File No. __________


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                             SCHOOL SPECIALTY, INC.
                                   401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SCHOOL SPECIALTY, INC.
                               W6316 Design Drive
                              Greenville, WI 54942

================================================================================

School Specialty, Inc.
401(k) Plan

Financial Statements and Supplemental Schedule
As of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

School Specialty, Inc.
401(k) Plan

Financial Statements
As of December 31, 2001 and 2000

Table of Contents
Report of Independent Public Accountants........................................................................  4


Financial Statements

     Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000......................  5

     Statements of Changes in Net Assets Available for Plan Benefits for the
           Years Ended December 31, 2001 and 2000...............................................................  6


Notes to Financial Statements ..................................................................................  7


Supplemental Schedule

     Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)--
          December 31, 2001 ...................................................................................  14


EXHIBIT - Consent of Independent Public Accountants............................................................  15


EXHIBIT 99 - School Specialty, Inc. Letter to the SEC Regarding Independent Public Accountants.................  16


Signature......................................................................................................  17

Report of Independent Public Accountants


To the Administrative Committee of the
School Specialty, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the School Specialty, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
April 1, 2002

School Specialty, Inc.
401(k) Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

                                                                     2001           2000
                                                                -------------  -------------
Assets:
 Investments, at fair market value
   Pooled separate accounts                                      $31,682,641    $32,999,056
   Common stock                                                      247,605        130,925
   Participant loans                                                 613,931        541,027
                                                                -------------  -------------

       Total investments                                          32,544,177     33,671,008

Receivables:
 Employer contribution                                               669,990        662,173
 Participants contribution                                           112,213         96,691
                                                                -------------  -------------

       Total receivables                                             782,203        758,864
                                                                -------------  -------------

       Total assets                                               33,326,380     34,429,872
                                                                -------------  -------------

Liabilities:
 Refunds payable                                                      71,614         52,636
                                                                -------------  -------------

       Net assets available for plan benefits                    $33,254,766    $34,377,236
                                                                =============  =============

The accompanying notes to financial statements are an integral part of these statements.

School Specialty, Inc.
401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2001 and 2000

                                                                         2001           2000
                                                                    -------------  -------------
Additions:
 Investment income (loss)-
   Interest and dividends                                            $   464,136    $   393,288
   Net depreciation in fair value of investments                      (4,852,316)    (2,779,024)
                                                                    -------------  -------------

       Net investment loss                                            (4,388,180)    (2,385,736)
                                                                    -------------  -------------

 Contributions-
   Participants                                                        4,231,916      3,821,528
   Employer                                                              669,990        656,507
   Rollovers                                                           1,211,768        315,770
                                                                    -------------  -------------

       Total contributions                                             6,113,674      4,793,805
                                                                    -------------  -------------

       Total additions                                                 1,725,494      2,408,069
                                                                    -------------  -------------

Deductions:
 Benefits paid to participants                                         2,828,478      5,303,435
 Administrative expenses                                                  19,486         15,727
                                                                    -------------  -------------

       Total deductions                                                2,847,964      5,319,162
                                                                    -------------  -------------

Net decrease prior to transfers                                       (1,122,470)    (2,911,093)

Transfers from other plans                                                     -      3,458,952

Net assets available for plan benefits, beginning of year             34,377,236     33,829,377
                                                                    -------------  -------------

Net assets available for plan benefits, end of year                  $33,254,766    $34,377,236
                                                                    =============  =============

The accompanying notes to financial statements are an integral part of these statements.

School Specialty, Inc.
401(k) Plan

Notes to Financial Statements
As of December 31, 2001 and 2000

(1)  Description of Plan-
     -------------------

     The School Specialty, Inc. 401(k) Plan (the "Plan") is a defined contribution plan, which covers substantially all employees of School Specialty, Inc. (the "Company"), and its subsidiaries.

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a) General-
         -------

         The Plan is administered by the Company. CG Trust Company is the Trustee of the Plan. CIGNA Retirement and Investment Services is the Recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     (b) Eligibility-
         -----------

         An employee becomes eligible to participate in the Plan on the first of the month, following the completion of three months of service, provided the employee is at least twenty-one years of age.

     (c) Participant Accounts-
         --------------------

         Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of the Company's annual discretionary contribution and Plan investment returns. Allocations are based on participant's earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (d) Participant Contributions-
         -------------------------

         Participants may elect to contribute up to 15% of the eligible earnings as defined in the Plan up to IRS limitations. Upon eligibility, the Company will automatically defer 3% of the employee's compensation unless otherwise directed by the employee prior to becoming eligible to participate in the Plan.

School Specialty, Inc.
401(k) Plan

Notes to Financial Statements (Continued)


     (e) Employer Contributions-
         ----------------------

         Annually, the Company contributes matching contributions equal to 25% of 6% of eligible gross annual wages that a participant contributes to the Plan. Additionally, a discretionary contribution may be contributed by the Company to the Plan at the option of the Board of Directors. There were no discretionary contributions in 2001 or 2000.

     (f) Rollovers-
         ---------

         Rollovers represent amounts transferred by participants from other defined contribution plans.

     (g) Vesting-
         -------

         Participants are 100% vested in their account balance.

     (h) Participant Loans-
         -----------------

         Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range up to five years, except for loans relating to the purchase of a primary residence. Participant loans are secured by the balance in the participant's account and bear interest at rates ranging from 6.0% to 9.75%, which are commensurate with local prevailing rates at the time of the loan as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

     (i) Benefits-
         --------

         Payment of benefits is to be made upon death, hardship, normal retirement age (age 65) or termination of employment based on the value of the participant's vested account balance. Distributions of vested account balances can be made under a number of optional methods, including lump sum distributions, installment payments, purchase of an annuity contract or direct rollovers.

     (j) Investment Options-
         ------------------

         Upon enrollment in the Plan, participants may direct, in 1% increments, funds in their account among a diverse selection of CIGNA pooled separate funds. Participants may change their investment directives daily. A description of each investment option is provided below:

         CIGNA Charter Guaranteed Income Fund--The CIGNA Charter Guaranteed
         ------------------------------------
         Income Fund is a fixed income fund that seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds.

School Specialty, Inc.
401(k) Plan

Notes to Financial Statements (Continued)

         CIGNA Lifetime 20, 30, 40, 50 and 60 Funds--The CIGNA Lifetime Funds'
         ------------------------------------------
         objectives vary, in keeping with the investment time horizon. These balanced funds seek a combination of growth, income and capital preservation through stocks, bonds and short-term investments.

         Janus Adviser Balanced Account (Available to participants on July 1,
         --------------------------------------------------------------------
         2001)--The Janus Adviser Balanced Account seeks long-term capital
         ----
         growth consistent with preservation of capital and balanced by current income. The mutual fund invests in a combination of equity and fixed income securities.

         CIGNA Charter Balanced I - INVESCO Fund (No longer available to
         ---------------------------------------------------------------
         participants as of July 1, 2001)--The CIGNA Charter Balanced I -
         -------------------------------
         INVESCO Fund seeks to achieve growth, income and capital preservation by investing in a combination of equity and fixed income securities.

         CIGNA Charter Growth & Income Fund--The CIGNA Charter Growth & Income
         ----------------------------------
         Fund seeks to outperform the S&P 500 Index, providing a combination of long-term capital growth and current income.

         CIGNA Charter Large Company Stock Growth Putnam Fund--The CIGNA Charter
         ----------------------------------------------------
         Large Company Stock Growth Putnam Fund seeks long-term capital appreciation primarily through large capitalization growth stocks.

         CIGNA Charter Large Company Stock - Value I Levin Fund (Available to
         --------------------------------------------------------------------
         participants on July 1, 2001)--The CIGNA Charter Large Company Stock -
         ----------------------------
         Value I Levin Fund seeks to consistently achieve capital appreciation, capture high rates of return and avoid major losses by investing primarily in the common stock of large capitalization companies.

         CIGNA Charter Large Company Stock Index TimesSquare Fund--The CIGNA
         --------------------------------------------------------
         Charter Large Company Stock Index TimesSquare Fund seeks to provide long-term growth and income by investing in equities included in the S&P 500 Index.

         Fidelity Advisor Growth Opportunities Account (No longer available to
         ---------------------------------------------------------------------
         participants as of July 1, 2001) - The Fidelity Advisor Growth
         -------------------------------
         Opportunities Account seeks to provide capital growth through investments in little-known or overlooked growth opportunity companies.

         INVESCO Dynamics Account--The INVESCO Dynamics Account seeks to provide
         ------------------------
         capital appreciation by actively trading its investments and investing in equities within a multitude of industries.

         CIGNA Charter Small Company Stock Growth TimesSquare Fund--The CIGNA
         ---------------------------------------------------------
         Charter Small Company Stock Growth TimesSquare Fund seeks to achieve long-term capital growth by investing in small market capitalization companies who are involved in new product development or technological breakthroughs.

School Specialty, Inc.
401(k) Plan

Notes to Financial Statements (Continued)


         CIGNA Charter Small Company Stock - Value III TCW Fund (Available to
         --------------------------------------------------------------------
         participants on July 1, 2001)--The CIGNA Charter Small Company Stock -
         ----------------------------
         Value III TCW Fund seeks to achieve maximum long-term total returns in excess of the Russell 2000 Value Index over complete market cycles by investing primarily in the common stock of domestic small capitalization companies.

         CIGNA Charter Foreign Stock II - Bank of Ireland Fund-- The CIGNA
         -----------------------------------------------------
         Charter Foreign Stock II - Bank of Ireland Fund seeks long-term capital appreciation by investing in primarily common stock of well-established companies located outside the U.S.

         Janus Worldwide Account--The Janus Worldwide Account seeks to provide
         -----------------------
         long-term growth and preservation of capital by investing in a diversified portfolio of foreign and domestic securities.

         School Specialty, Inc. Common Stock--The School Specialty, Inc. Common
         -----------------------------------
         Stock investments are limited to School Specialty, Inc. Common Stock.

(2)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a) Basis of Accounting-
         -------------------

         The accounting records of the Plan are maintained on an accrual basis.

     (b) Investments-
         -----------

         Investments, other than participant loans, are stated at fair value as determined by available quoted market prices, which represents the net asset value of shares held by the Plan at year end. Participant loans are valued at the unpaid principal amount. Investment income is recorded by the Plan as earned or declared. Purchases and sales of securities are recorded on a trade-date basis.

     (c) Refunds Payable-
         ---------------

         Refunds payable represent amounts owed to participants for excess contributions made to the Plan in the current year, based on discrimination testing.

     (d) Administrative Expenses-
         -----------------------

         The Company pays all costs incurred in the administration of the Plan, except for loan and benefit payment processing fees and other miscellaneous charges, which are charged directly to the respective participant accounts.

School Specialty, Inc.
401(k) Plan

Notes to Financial Statements (Continued)


     (e) Payment of Benefits-
         -------------------

         Benefits are recorded when paid.

     (f) Use of Estimates-
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3)  Investments-
     -----------

     The fair market value of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

                                                                                     2001           2000
                                                                                 -------------- --------------
     Guaranteed Accounts:
        CIGNA Charter Guaranteed Income Fund*                                       $8,987,200    $6,302,792

     Pooled Separate Funds:
        CIGNA Lifetime 40 Fund*                                                      1,802,517     1,861,036
        Fidelity Advisor Growth Opportunities Account*                                       -     4,000,374
        CIGNA Charter Large Company Stock - Value I Levin Fund*                      3,721,962             -
        CIGNA Charter Large Company Stock Index TimesSquare Fund*                    2,087,485     2,410,773
        INVESCO Dynamics Account*                                                    3,955,850     5,960,138
        CIGNA Charter Small Company Stock Growth TimesSquare Fund*                   2,441,716     2,803,078
        CIGNA Large Company Growth Putnam Fund*                                              -     1,978,341
        Janus Worldwide Account*                                                     1,932,334     2,261,968

     * Represents a party-in-interest.

     During the years ended December 31, 2001 and 2000, the Plan's investments, including investments bought, sold and held during that period, (depreciated) appreciated in value as follows:

                                                                              2001             2000
                                                                         ---------------- ----------------
     Net (Depreciation) Appreciation in Fair Market Value
        of Investments:
         Pooled separate funds                                               $(4,868,811)     $(2,800,919)
         Common stock                                                             16,495           21,895
                                                                         ---------------- ----------------
                                                                             $(4,852,316)     $(2,779,024)
                                                                         ================ ================

School Specialty, Inc.
401(k) Plan

Notes to Financial Statements (Continued)


(4)  Investment Risk-
     ---------------

     The Plan provides for investments in pooled separate accounts and common stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

(5)  Party-in-Interest Transactions-
     ------------------------------

     A substantial portion of the Plan's assets are invested in funds managed and sold by or affiliated with CIGNA Retirement & Investment Services ("CIGNA"), the investment manager of the Plan.

     As of December 31, 2001 and 2000, the Plan owned 10,822 and 6,526 shares of School Specialty, Inc. Common Stock, respectively.

     Purchases and sales of party-in-interest funds and investments in them are not considered prohibited transactions by statutory exemptions under the provisions of ERISA.

(6)  Income Tax Status-
     -----------------

     The Plan has obtained a determination letter from the Internal Revenue Service dated June 30, 2000, approving the Plan as qualified for tax-exempt status. Plan amendments since the last tax determination letter will be included in the Company's next filing. In the opinion of the Company's management, the Plan, as currently amended, is tax-exempt.

(7)  Plan Termination-
     ----------------

     Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time, subject to the provisions of ERISA.

(8)  Plan Transfers-
     --------------

     During 2000, pursuant to an acquisition, the Company transferred the net assets of the Select Service & Supply Company, Inc. employees participating in the Select Service & Supply Company, Inc. 401(k) Retirement Savings Plan into the Plan, totaling $3,458,952.

(9)  Reconciliation to Form 5500-
     ---------------------------

     As of December 31, 2001, the Plan had $11,902 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the Statements of Net Assets Available for Plan Benefits in accordance with generally accepted accounting principles.

School Specialty, Inc.
401(k) Plan

Notes to Financial Statements (Continued)



     The following table reconciles Net Assets Available for Plan Benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2001:

                                                            Benefits                         Net Assets
                                                           Payable to        Benefits      Available for
                                                          Participants         Paid        Plan Benefits
                                                          -------------- ---------------  ----------------
     Per financial statements                               $       -        $2,828,478       $33,254,766
     Amounts pending distribution to participants              11,902            11,902           (11,902)
                                                            -----------  ---------------  ----------------
     Per Form 5500                                            $11,902        $2,840,380       $33,242,864
                                                            ===========  ===============  ================

(10) Subsequent Event-
     ----------------

     Effective January 1, 2002, the Plan was amended to increase the employer contribution to 35% of the first 6% of eligible earnings that a participant contributes to the Plan. In addition, a three-year cliff vesting schedule shall apply for employees hired on January 1, 2002 or thereafter.

School Specialty, Inc.
401(k) Plan

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)--
December 31, 2001


                                                                                         Current
                          Description of Investment                                       Value
-----------------------------------------------------------------------------------  -------------
Guaranteed accounts:
   CIGNA Charter Guaranteed Income Fund*                                               $ 8,987,200

Pooled separate funds:
   CIGNA Lifetime 20 Fund*                                                                 535,547
   CIGNA Lifetime 30 Fund*                                                               1,382,001
   CIGNA Lifetime 40 Fund*                                                               1,802,517
   CIGNA Lifetime 50 Fund*                                                                 631,350
   CIGNA Lifetime 60 Fund*                                                                 350,248
   Janus Adviser Balanced Account*                                                       1,162,833
   CIGNA Charter Growth & Income Fund*                                                     709,100
   CIGNA Charter Large Company Stock Growth Putnam Fund*                                 1,329,218
   CIGNA Charter Large Company Stock--Value I Levin Fund*                                3,721,962
   CIGNA Charter Large Company Stock Index TimesSquare Fund*                             2,087,485
   INVESCO Dynamics Account*                                                             3,955,850
   CIGNA Charter Small Company Stock Growth TimesSquare Fund*                            2,441,716
   CIGNA Charter Small Company Stock--Value III TCW Fund*                                   73,951
   CIGNA Charter Foreign Stock II-Bank of Ireland Fund*                                    579,329
   Janus Worldwide Account*                                                              1,932,334

Other assets:
   School Specialty, Inc. Common Stock*                                                    247,605
   Participant Loans--Due January 2002 Through May 2023; Interest Ranging from
     6.0% to 9.75%                                                                         613,931
                                                                                       -----------

Assets Held at End of Year                                                             $32,544,177
                                                                                       ===========

* Represents a party-in-interest.



The accompanying notes to financial statements are an integral part of this schedule.

                                                                         EXHIBIT

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We hereby consent to the inclusion in the Registration Statements on Form S-8 (No. 333-64193) of School Specialty, Inc. of our report dated April 1, 2002, relating to the financial statements of School Specialty, Inc. 401(k) Plan, which appears in this Form 11-K.




ARTHUR ANDERSEN LLP

May 15, 2002

                                                                      EXHIBIT 99


U.S. Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Ladies and Gentlemen:

In a letter dated May 15, 2002, our independent public accountants, Arthur Andersen LLP ("Andersen"), represented to us that their audit of the net assets available for plan benefits of the School Specialty, Inc. 401(k) Plan as of December 31, 2001 and the related statement of changes in the net assets available for plan benefits for the year then ended was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that their engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, and availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

SCHOOL SPECIALTY, INC.
401(k) PLAN



By: /s/ David Vander Zanden
David Vander Zanden, School Specialty, Inc.
President and Interim Chief Executive Officer

May 15, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the School Specialty, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               SCHOOL SPECIALTY, INC.
                               401(k) PLAN

                               By: /s/ David Vander Zanden
                                   ---------------------------------------------
                                   David Vander Zanden, School Specialty, Inc.
                                   President and Interim Chief Executive Officer



Date: May 15, 2002